4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE COMPLETES ENROLLMENT IN
MEND-CABG TRIAL

WINNIPEG, Manitoba – (July 12, 2005) Medicure Inc. (TSX:MPH; Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce that it has completed enrollment in the MEND-CABG trial. The MEND-CABG trial is evaluating Medicure’s lead cardioprotective product, MC-1, in patients undergoing coronary artery bypass graft (CABG) surgery.

“Completion of enrollment in the MEND-CABG study represents a significant milestone for Medicure,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. Dr. Friesen added, “The results of this trial are eagerly anticipated by the medical, pharmaceutical, and investment communities. Given the increasing number of patients with coronary artery disease and the continuing absence of cardioprotective agents, a product like MC-1 addresses an important medical need and has the potential to achieve significant market acceptance.”

The MEND-CABG trial is evaluating the cardioprotective and neuroprotective effects of MC-1 in high-risk coronary artery disease patients undergoing CABG surgery. The Phase II component of the Phase II/III trial enrolled 900 patients at 42 investigational sites located throughout Canada and the United States. The purpose of the trial is to detect the clinical efficacy of MC-1 on mortality and morbidity endpoints. The primary endpoint of this placebo controlled, double-blinded trial is the reduction in combined incidence of all vascular deaths, non-fatal myocardial infarction (heart attack) and non-fatal cerebral infarction (stroke), up to and including postoperative day 30 (POD 30). To assess the efficacy, the event incidence in each of two dose groups - 250 mg and 750 mg per day - will be compared to the incidence level in the placebo group. Secondary efficacy endpoints include evaluating the effect of MC-1 at postoperative day 90 (POD 90) on the same composite of events, as well as the individual components of the composite (i.e. vascular death, non-fatal heart attack and stroke) at POD 4, 30, and 90. Other secondary endpoints being measured during the trial include; cardiac tissue damage as determined by CK-MB and neurological function. Safety and tolerability will also be assessed.

Medicure will compile and analyze all efficacy and safety endpoints up to POD 30, and report these results in the fall of 2005. The secondary endpoint of postoperative day 90 (POD 90) will follow shortly thereafter.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:
- Cardiovascular focused pipeline: a global market of over US $70 billion
- Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
- Two positive Phase II trials completed
- Unique products addressing major markets not adequately served by existing drugs
- Second combination product, MC-4262 is entering development stage
- Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com